UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

QUEST SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, par value $0.001 per share

(Title of Class of Securities)

74834 T 10 3

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person ’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 74834 T 10 3

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Vincent C. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 29,920,461[1]
	6.	SHARED VOTING POWER 432,982[2]
	7.	SOLE DISPOSITIVE POWER 29,920,461[1]
	8.	SHARED DISPOSITIVE POWER 432,982[2]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,353,443[3]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.6% (based on shares outstanding on December 31, 2011)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	(a)	Name of Issuer:

Quest Software, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

5 Polaris Way
Aliso Viejo, CA 92656

Item 2.	(a)	Name of Person Filing:

Vincent C. Smith

	(b)	Address of Principal Business Office:

5 Polaris Way
Aliso Viejo, CA 92656

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

	(e)	CUSIP Number:

74834 T 10 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to 13d-1(c), check this box.  ☐

Item 4.	Ownership.

	(a)	Amount beneficially owned:

30,353,443[3] shares of Common Stock

	(b)	Percent of class:

35.6% (based on shares outstanding on December 31, 2011)

	(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote of:

29,920,461[1]

(ii) shared power to vote or to direct the vote:

432,982[2]

(iii) sole power to dispose or to direct the disposition of:

29,920,461[1]

(iv) shared power to dispose or to direct the disposition of:

432,982[2]

Item 5.	Ownership of 5% or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☐

Item 6.	Ownership of More than 5% on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

[1]

Includes an aggregate of 153,440 shares owned by the Reporting Person’s minor children. The Reporting Person disclaims beneficial ownership of the common shares held by his children. Includes 1,262,459 shares held by Vincent C. Smith Annuity Trust 2010-1, 946,844 shares held by Vincent C. Smith Annuity Trust 2010-2, and 1,275,000 shares held by Vincent C. Smith Annuity Trust 2011-1. Includes 1,635,793 shares issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2011.

[2]

Includes 432,982 shares issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2011, the economic value of which have been transferred to the Reporting Person’s former spouse pursuant to a domestic relations order. The Reporting Person disclaims beneficial ownership of these shares.

[3]

Includes an aggregate of 153,440 shares owned by the Reporting Person’s minor children. The Reporting Person disclaims beneficial ownership of the common shares held by his children. Includes 1,262,459 shares held by Vincent C. Smith Annuity Trust 2010-1, 946,844 shares held by Vincent C. Smith Annuity Trust 2010-2, and 1,275,000 shares held by Vincent C. Smith Annuity Trust 2011-1. Includes 2,068,775 shares issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2011; the economic value of 432,982 of these shares has been transferred to the Reporting Person’s former spouse pursuant to a domestic relations order and the Reporting Person disclaims beneficial ownership of these 432,982 shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	/s/ Vincent C. Smith
Name: Vincent C. Smith